For Immediate Release
From:
Ameritrans Capital Corporation
For more information contact:
Gary C. Granoff
(800) 214-1047

Ameritrans Capital Corporation Reports Third Quarter Fiscal 2007 Results

New York, New York, May 15, 2007 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) reported financial results for the quarter ended March 31, 2007. Ameritrans reported a net loss available to common stockholders (after payment of the preferred dividends) of $203,197 for the third quarter of fiscal year 2007, or $0.06 per basic and diluted common share compared to a net loss available to common stockholders of $209,827, or $0.07 per basic and diluted common share for the same period of fiscal year 2006. Operating loss was $93,008 for the third quarter of fiscal 2007, compared to loss of $125,150 for the same period fiscal year 2006 before taking into account other income and expense. On an operating basis after taking into account other income and expense, and before payment of the Company's preferred stock dividends, the Company reported a loss before provision for income taxes of $118,625 for the quarter ended March 31, 2007, compared to a loss before provision for income taxes of $125,150 for the quarter ended March 31, 2006.

For the nine months ended March 31, 2007, net loss available to common stockholders (after payment of the preferred dividends) totaled $341,559, or $0.10 per basic and diluted common share compared to a net loss available to common stockholders of $417,020, or $0.17 per basic and diluted common share for the same period of fiscal year 2006. Operating loss was $31,372 for the nine months ended March 31, 2007, compared to loss of $151,002 for the same period of fiscal year 2006 before taking into account other income and expense. On an operating basis after taking into account other income and expense, and before payment of the Company's preferred stock dividends, the Company reported a loss before provision for income taxes of $86,182 for the nine months ended March 31, 2007, compared to a loss before provision for income taxes of $153,869 for the nine months ended March 31, 2006.

Commenting on the results, Gary C. Granoff, Ameritrans' Chairman and CEO, said, "During the quarter ended March 31, 2007, our portfolio performance results were roughly equal to our previous quarter. However, year over year for the March quarter, our revenues increased to $1,517,090 in the March 31, 2007 quarter as compared to $1,231,132 in the March 31, 2006 quarter. We have also successfully matched our adjustable rate funding with adjustable rate loans to borrowers and this is helping us to maintain consistent margins. The taxicab medallion market continues to be extremely competitive. The Chicago market, however, has substantially improved during the last six months, and prices are reaching new highs with additional financing opportunities being presented. We continue to adhere to our strict underwriting standards and believe this will continue to provide us with solid financial results, with low loss rates on these assets." Mr. Granoff added, "During the quarter, we also signed contracts for the sale of twenty-three of our remaining twenty-four Chicago medallions, and a contract on the twenty-fourth medallion was signed in May 2007. Upon the closing of these sales, a very difficult chapter in the Company's history will have been closed. Worth noting, all of the twenty-four medallions are being sold at substantial gains and nineteen closings have recently occurred during April and May 2007. Our March 31, 2007 quarter was also impacted by an extra expense of approximately $71,000 during the quarter associated with Sarbanes-Oxley compliance, and a $44,675 expense as the Company's share of a loss in the equity of a small concern in which the Company made an equity investment during June 2006."

Michael Feinsod, President of Ameritrans, added, "With our core medallion and diversified lending businesses stable and profitable, we continue to focus on new investment opportunities. We are also re-focusing our efforts on enhancing our balance sheet and obtaining the most attractive sources of permanent and debt capital possible." "Mr. Feinsod continued, "Our strong underwriting capabilities coupled with our unique capital structure provide an excellent foundation to expand our lending and investing activities. We continue to work with potential new partners to grow both our traditional SBIC lending business while deploying more capital in investments that fall outside of the SBA framework."

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of medallion loans, secured business loans and selected equity securities. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of March 31, 2007 (Unaudited) and June 30, 2006

ASSETS

	March 31, 2007 (unaudited)	June 30, 2006
Loans receivable	$48,872,769	$49,855,530
Less: unrealized depreciation on loans receivable	(236,550)	(290,300)
Loans receivable, net	48,636,219	49,565,230
Cash and cash equivalents	646,587	846,623
Accrued interest receivable, net of unrealized depreciation of $31,500 and $31,500, respectively	752,122	662,846
Assets acquired in satisfaction of loans	72,300	288,251
Receivables from debtors on sales of assets acquired in satisfaction of loans	477,136	482,525
Equity investments	1,874,156	1,782,924
Investment in life settlement contracts	1,778,724	-
Medallions under lease	1,361,916	1,706,901
Furniture, equipment and leasehold improvements, net	193,570	244,340
Prepaid expenses and other assets	493,246	439,171
TOTAL ASSETS	$56,285,976	$56,018,811

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of March 31, 2007 (Unaudited) and June 30, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2007 (unaudited)	June 30, 2006
LIABILITIES		
Debentures payable to SBA	$12,000,000	$12,000,000
Notes payable, banks	22,182,500	20,927,500
Accrued expenses and other liabilities	569,903	880,203
Accrued interest payable	97,448	367,465
Dividends payable	84,375	84,375
TOTAL LIABILITIES	34,934,226	34,259,543
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock 500,000 shares authorized, none issued or outstanding	-	-
9 3/8% cumulative participating callable preferred stock $ 0.01 par value, $12.00 face value, 500,000 shares authorized; 300,000 shares issued and outstanding	3,600,000	3,600,000
Common stock, $ 0.0001 par value; 10,000,000 shares authorized; 3,401,208 shares issued and 3,391,208 shares outstanding	340	340
Deferred compensation	(83,320)	-
Stock options outstanding	107,320	-
Additional paid-in-capital	21,119,817	21,119,817
Accumulated deficit	(3,024,873)	(2,683,314)
Accumulated other comprehensive loss	(297,534)	(207,575)
	21,421,750	21,829,268
Less: Treasury stock, at cost, 10,000 shares of common stock	(70,000)	(70,000)
TOTAL STOCKHOLDERS' EQUITY	21,351,750	21,759,268
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$56,285,976	$56,018,811

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended March 31, 2007 and 2006 (Unaudited)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
INVESTMENT INCOME				
Interest on loans receivable	$ 1,376,993	$ 1,049,562	$ 3,978,125	$ 3,441,067
Fees and other income	126,531	143,064	364,750	294,014
Leasing income	13,566	38,506	76,383	134,243
TOTAL INVESTMENT INCOME	1,517,090	1,231,132	4,419,258	3,869,324
OPERATING EXPENSES				
Interest	537,964	501,820	1,619,609	1,627,274
Salaries and employee benefits	423,811	302,015	1,041,889	860,784
Occupancy costs	59,764	41,667	169,506	142,687
Professional fees	244,701	128,110	603,371	344,356
Other administrative expenses	332,007	281,260	878,544	790,619
Loss and impairments on assets acquired in satisfaction of loans, net	6,400	2,549	38,069	6,580
Foreclosure expenses, net	(524)	(2,379)	(982)	12,162
Write off and depreciation on interest and loans receivable	5,975	101,240	100,624	235,864
TOTAL OPERATING EXPENSES	1,610,098	1,356,282	4,450,630	4,020,326
OPERATING LOSS	(93,008)	(125,150)	(31,372)	(151,002)
OTHER INCOME (EXPENSE)				
Gain on sale of medallions	19,058	-	28,373	-
Loss on sale of automobiles	-	-	-	(2,867)
Equity in loss of investee	(44,675)	-	(83,183)	-
TOTAL OTHER EXPENSE, Net	(25,617)	-	(54,810)	(2,867)
LOSS BEFORE PROVISION FOR INCOME TAXES	(118,625)	(125,150)	(86,182)	(153,869)
PROVISION FOR INCOME TAXES	197	302	2,252	10,026
NET LOSS	$ (118,822)	$ (125,452)	$ (88,434)	$ (163,895)
DIVIDENDS ON PREFERRED STOCK	$ (84,375)	$ (84,375)	$ (253,125)	$ (253,125)
NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$ (203,197)	$ (209,827)	$ (341,559)	$ (417,020)
WEIGHTED AVERAGE SHARES OUTSTANDING:				
- Basic	3,391,208	2,975,232	3,391,208	2,409,024
-Diluted	3,391,208	2,975,232	3,391,208	2,409,024
NET LOSS PER COMMON SHARE				
- Basic	$ (0.06)	$ (0.07)	$ (0.10)	$ (0.17)
- Diluted	$ (0.06)	$ (0.07)	$ (0.10)	$ (0.17)